SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

AMERICAN BANKNOTE CORPORATION
(Exact name of the Registrant as specified in its charter)

Delaware (State of incorporation or organization)	13-0460520 Identification No.) (I.R.S. Employer

560 Sylvan Avenue, Englewood Cliffs, New Jersey 07632
(Address of principal executive offices) (Zip Code)

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A(c), please check the following box.  [  ]

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A(d), please check the following box.  [X]

Securities Act registration statement file number to which this form relates, if applicable:  __________

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be o Registered	Name of Each Exchange On Which Each Class is to be Registered

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $.01 par value per share
(Title of class)

Series 1 Warrants to purchase Common Stock
(Title of class)

Series 2 Warrants to purchase Common Stock
(Title of class)

Equity Options to purchase Common Stock
(Title of class)

Item 1.  Description of Registrant's Securities to be Registered.

As previously reported in its Current Report on Form 8-K, dated August 28, 2002, on August 22, 2002, the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court") entered an order confirming American Banknote Corporation's (the "Parent") Fourth Amended Reorganization Plan (the "Plan"). The "Effective Date" of the Plan is October 1, 2002 (the "Effective Date"). As of the Effective Date, the Parent shall be governed by its Amended and Restated Certificate of Incorporation (the "Restated Certificate") and its Restated By-Laws (the "Restated By-Laws").

The Restated Certificate establishes that upon the Effective Date and in accordance with the Plan, the authorized capital stock of the Parent shall consist of 22,000,000 shares, consisting of 20,000,000 shares of common stock, par value $.01 per share (the "New Common Stock"), and 2,000,000 shares of series preferred stock, par value $.01 per share, to be issued in such series, in such amounts, and with such designations, powers, preferences, rights, voting rights and such qualifications, limitations or restrictions thereof as the Board of Directors of the Parent (the "Board") shall fix from time to time in accordance with the Restated Certificate, the Restated By-Laws and applicable law (collectively, the "New Preferred Stock"). Pursuant to the Plan, all of the Parent's old common stock, par value $.01 per share, and its old series B preferred stock, par value $.01 per share, issued and outstanding immediately prior to the Effective Date, shall be cancelled on the Effective Date.

The following summary description of certain of the securities of the Parent to be issued pursuant to the Plan is qualified in its entirety by reference to the Parent's Restated Certificate and Restated By-laws, copies of forms of which are filed as an exhibit to this registration statement, and to the General Corporation Law of the State of Delaware, and the other operative documents governing such securities, and filed as exhibits hereto, including the Warrant Agreement (as defined below) and the description of the terms of the Equity Options (as defined below) attached as exhibits to the Plan.

As a result of the Parent's reorganization proceedings under the U.S. Bankruptcy Code of 1978, as amended (the "Bankruptcy Code"), the Parent, pursuant to Section 1123 of the Bankruptcy Code, is prohibited from issuing any non-voting equity securities only for so long as Section 1123 of the Bankruptcy Code is in effect and applicable to the Parent. This restriction is included in the Restated Certificate.

COMMON STOCK

Pursuant to the Plan, on the Effective Date, the Parent will make an initial issuance of 11,827,143 shares of New Common Stock. The New Common Stock is subject to the terms of any New Preferred Stock which may from time to time be designated and issued by the Parent. All shares of New Common Stock are entitled to share equally in dividends and other distributions in cash, stock, or property of the Parent from funds legally available therefor, when, as and if declared from time to time by the Board. Upon liquidation, winding-up or dissolution of the Parent, whether voluntary or involuntary, each holder is entitled to share equally in the distribution of all assets of the Parent available after the payment in full of all liabilities, subject to any preferences granted to holders of New Preferred Stock.

The New Common Stock has no preemptive or conversion rights or the benefit of any sinking fund and is not subject to redemption or to liability for any further calls by the Parent.

Pursuant to the Parent's Restated Certificate and Restated By-laws, the holders of New Common Stock shall vote together as a single class on all matters submitted to the stockholders for a vote and shall be entitled to one vote in person or by proxy for each share of New Common Stock standing in such holder's name on the transfer books of the Parent. The affirmative vote of the holders of a majority of the stock represented and entitled to vote shall decide any question submitted to stockholders for stockholder vote.

Pursuant to the Parent's Restated Certificate and Restated By-laws, directors of the Parent currently shall be elected by holders of the New Common Stock. The Board shall consist of not less than three nor more than 13 individuals. The Board shall initially consist of 7 individuals.

There are no shares of New Preferred Stock outstanding, and there is no provision under the Plan or current agreements or understandings for the designation of any series of Preferred Stock or the issuance of any shares of Preferred Stock. The existence of authorized but unissued Preferred Stock may enable the Board to render more difficult or to discourage an attempt to obtain control of the Parent by means of a merger, tender offer, proxy contest or otherwise.

SERIES 1 WARRANTS

Pursuant to the Plan, on the Effective Date, the Parent will issue 311,241 series 1 warrants (the "Series 1 Warrants"). Each Series 1 Warrant shall entitle its holder to purchase one share of New Common Stock at an exercise price of $10 per share. The Series 1 Warrants vest immediately and are exercisable until the fifth anniversary of the Effective Date.

If after the Effective Date the number of outstanding shares of New Common Stock is increased by a dividend, share distribution, or split up, in each case payable in shares of New Common Stock, or if the number of outstanding shares of New Common Stock is combined into a smaller number of such shares or in the event of any other reclassification of shares of New Common Stock (other than a reclassification in connection with a merger, consolidation, or other business combination), then the number of shares of New Common Stock issuable upon exercise of each Series 1 Warrant immediately after the occurrence of any such event shall be adjusted so that the holder of each Series 1 Warrant shall be entitled to receive the kind and number of shares of New Common Stock (or other securities) of the Company which such holder would have been entitled to receive upon the occurrence of such event had such Series 1 Warrant been exercised immediately prior thereto or any record date with respect thereto (with any record date requirement being deemed to have been satisfied). Any such adjustment shall become effective immediately after the effective date of such event retroactive to the record date, if any, for such event.

If after the Effective Date the Parent shall distribute to all holders of its shares of New Common Stock evidences of its indebtedness or assets (excluding cash distributions made as a dividend payable out of earnings or out of surplus legally available for dividends under the laws of the jurisdiction of incorporation of the Company) or rights to subscribe to shares of New Common Stock expiring more than 45 days after the issuance thereof, then in each such case the exercise price for the Series 1 Warrants in effect immediately prior to such distribution shall be decreased to an amount determined by multiplying such exercise price by a fraction, the numerator of which is the “fair value” (as defined in the warrant agreement governing the Series 1 Warrants, a copy of the form of which is filed as an exhibit hereto (the “Warrant Agreement”)) of a share of the New Common Stock at the date of such distribution less the fair value per share of New Common Stock outstanding at such date of the assets or evidences of indebtedness so distributed or of such subscription rights (as determined by the Board) and the denominator of which is the fair value of a share of New Common Stock at such date. Such adjustment shall be made whenever any such distribution is made, and shall become effective retroactively on the date immediately after the record date for the determination of stockholders entitled to receive such distribution.

Whenever the number of shares of New Common Stock (or other securities) into which a Series 1 Warrant is exercisable is adjusted, then the exercise price payable upon exercise of the Series 1 Warrant shall simultaneously be adjusted by multiplying such exercise price immediately prior to such adjustment by a fraction, the numerator of which shall be the number of shares of New Common Stock (or other securities) into which such Series 1 Warrant was exercisable immediately prior to such adjustment, and the denominator of which shall be the number of shares of New Common Stock (or other securities) into which such Series 1 Warrant was exercisable immediately thereafter.

In case the Parent, after the date hereof, shall merge or consolidate with another person, then, in the case of any such transaction, proper provision shall be made so that the holders of the Series 1 Warrants, upon the exercise thereof at any time after the consummation of such transaction (subject to the exercise period), shall at the election of the Parent made prior to the consummation of such transaction be entitled to receive (at the aggregate exercise price in effect at the time of the transaction for all New Common Stock or other securities issuable upon such exercise immediately prior to such consummation), in lieu of the New Common Stock or other securities issuable upon such exercise prior to such consummation, either (a) the amount of securities, cash, or other property to which such holder would have been entitled as a holder of New Common Stock (or other securities) upon such consummation if such holder had exercised the rights represented by the Series 1 Warrants held by such holder immediately prior thereto (which in the case of a transaction in which stockholders may elect to receive different consideration shall be deemed to be the consideration received by stockholders who fail to make an election), subject to adjustments (subsequent to such consummation) as nearly equivalent as possible to the equitable adjustments provided for in the Warrant Agreement, or (b) the excess, if any, of the fair value of all New Common Stock or other securities issuable upon such exercise immediately prior to such consummation over the aggregate exercise price in effect at the time of such consummation, payable in cash promptly following such consummation. In the event that the Parent makes the election provided for in clause (b) of the immediately preceding sentence, the Series 1 Warrants shall expire upon consummation of such transaction.

Without limiting the foregoing, no adjustment shall be made pursuant to the previous four paragraphs by reason of the issuance of shares of New Common Stock pursuant to the Plan or upon exercise of any rights, warrants or any stock options issued pursuant to or as permitted by the Plan.

SERIES 2 WARRANTS

Pursuant to the Plan, on the Effective Date, the Parent will issue 311,241 series 2 warrants (the "Series 2 Warrants"). Each Series 2 Warrant shall entitle its holder to purchase one share of New Common Stock at an exercise price of $12.50 per share. The Series 2 Warrants vest immediately and are exercisable until the fifth anniversary of the Effective Date.

If after the Effective Date the number of outstanding shares of New Common Stock is increased by a dividend, share distribution, or split up, in each case payable in shares of New Common Stock, or if the number of outstanding shares of New Common Stock is combined into a smaller number of such shares or in the event of any other reclassification of shares of New Common Stock (other than a reclassification in connection with a merger, consolidation, or other business combination), then the number of shares of New Common Stock issuable upon exercise of each Series 2 Warrant immediately after the occurrence of any such event shall be adjusted so that the holder of each Series 2 Warrant shall be entitled to receive the kind and number of shares of New Common Stock (or other securities) of the Company which such holder would have been entitled to receive upon the occurrence of such event had such Series 2 Warrant been exercised immediately prior thereto or any record date with respect thereto (with any record date requirement being deemed to have been satisfied). Any such adjustment shall become effective immediately after the effective date of such event retroactive to the record date, if any, for such event.

If after the Effective Date the Parent shall distribute to all holders of its shares of New Common Stock evidences of its indebtedness or assets (excluding cash distributions made as a dividend payable out of earnings or out of surplus legally available for dividends under the laws of the jurisdiction of incorporation of the Company) or rights to subscribe to shares of New Common Stock expiring more than 45 days after the issuance thereof, then in each such case the exercise price for the Series 2 Warrants in effect immediately prior to such distribution shall be decreased to an amount determined by multiplying such exercise price by a fraction, the numerator of which is the “fair value” (as defined in the Warrant Agreement) of a share of the New Common Stock at the date of such distribution less the fair value per share of New Common Stock outstanding at such date of the assets or evidences of indebtedness so distributed or of such subscription rights (as determined by the Board) and the denominator of which is the fair value of a share of New Common Stock at such date. Such adjustment shall be made whenever any such distribution is made, and shall become effective retroactively on the date immediately after the record date for the determination of stockholders entitled to receive such distribution.

Whenever the number of shares of New Common Stock (or other securities) into which a Series 2 Warrant is exercisable is adjusted, then the exercise price payable upon exercise of the Series 2 Warrant shall simultaneously be adjusted by multiplying such exercise price immediately prior to such adjustment by a fraction, the numerator of which shall be the number of shares of New Common Stock (or other securities) into which such Series 2 Warrant was exercisable immediately prior to such adjustment, and the denominator of which shall be the number of shares of New Common Stock (or other securities) into which such Series 2 Warrant was exercisable immediately thereafter.

In case the Parent, after the date hereof, shall merge or consolidate with another person, then, in the case of any such transaction, proper provision shall be made so that the holders of the Series 2 Warrants, upon the exercise thereof at any time after the consummation of such transaction (subject to the exercise period), shall at the election of the Parent made prior to the consummation of such transaction be entitled to receive (at the aggregate exercise price in effect at the time of the transaction for all New Common Stock or other securities issuable upon such exercise immediately prior to such consummation), in lieu of the New Common Stock or other securities issuable upon such exercise prior to such consummation, either (a) the amount of securities, cash, or other property to which such holder would have been entitled as a holder of New Common Stock (or other securities) upon such consummation if such holder had exercised the rights represented by the Series 2 Warrants held by such holder immediately prior thereto (which in the case of a transaction in which stockholders may elect to receive different consideration shall be deemed to be the consideration received by stockholders who fail to make an election), subject to adjustments (subsequent to such consummation) as nearly equivalent as possible to the equitable adjustments provided for in the Warrant Agreement, or (b) the excess, if any, of the fair value of all New Common Stock or other securities issuable upon such exercise immediately prior to such consummation over the aggregate exercise price in effect at the time of such consummation, payable in cash promptly following such consummation. In the event that the Parent makes the election provided for in clause (b) of the immediately preceding sentence, the Series 2 Warrants shall expire upon consummation of such transaction.

Without limiting the foregoing, no adjustment shall be made pursuant to the previous four paragraphs by reason of the issuance of shares of New Common Stock pursuant to the Plan or upon exercise of any rights, warrants or any stock options issued pursuant to or as permitted by the Plan.

The Series 1 Warrants and the Series 2 Warrants are collectively referred to herein as the "New Warrants."

EQUITY OPTIONS

Pursuant to the Plan, on the Effective Date, the Parent will issue options to purchase 177,061 shares of New Common Stock (the “Equity Options”). Each Equity Option shall become exercisable at an exercise price of $2.50 per share for half of the shares of New Common Stock subject to such option at such time that the New Common Stock trades at an average price of $5.00 per share over 20 consecutive trading days. Each Equity Option shall become exercisable at an exercise price of $2.50 per share for the remaining shares of New Common Stock subject to such option at such time that the New Common Stock trades at an average price of $7.50 per share over 20 consecutive trading days. All Equity Options shall expire upon the tenth anniversary of the Effective Date. The Board shall make equitable adjustments in the number and kind of shares of New Common Stock or other property issuable in respect of the Equity Options and the exercise price relating to the Equity Options upon the occurrence of mergers, reorganizations, stock splits, dividends, recapitalizations, and similar events.

In the event that the Board shall determine that following the Effective Date any dividend or other distribution (whether in the form of cash, New Common Stock, or other property), recapitalization, New Common Stock split, reverse New Common Stock split, reorganization, merger, consolidation, spin-off, combination, repurchase, or share exchange, or other similar corporate transaction or event, affects the New Common Stock such that an adjustment is appropriate to prevent dilution or enlargement of the rights of an Equity Option holder, then the Board shall make such equitable changes or adjustments as it deems necessary or appropriate to any or all of (i) the number and kind of shares of New Common Stock or other property (including cash) that may thereafter be issued in connection with any Equity Option, (ii) the number and kind of shares of New Common Stock or other property (including cash) issued or issuable in respect of any Equity Option, and (iii) the option exercise price relating to any Equity Option; provided, however, that no adjustment shall be made as a result of the exercise of other stock options, warrants or employee stock options that were issued pursuant to the Plan.

EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933

Section 1145 of the Bankruptcy Code provides generally that an offer or sale, (a) pursuant to a plan of reorganization, (b) of a security issued by a debtor, (c) in exchange for a claim against or an interest in the debtor, or principally in such exchange and partially for cash or property, and (d) to an entity that is not an underwriter, is exempt from the registration requirements contained in Section 5 of the Securities Act of 1933, as amended (the "Securities Act"). The offer or sale of securities in a transaction complying with these requirements is deemed to be a "public offering," so that such securities may be resold without registration under the Securities Act and without any restrictions on resale.

Accordingly, (a) the issuance and resale of (i) the New Common Stock to certain of the creditors and stockholders of the Company, (ii) the New Warrants to certain other creditors and stockholders of the Company and (iii) the Equity Options to certain other creditors and stockholders of the Company, and (b) the issuance and resale of the New Common Stock upon exercise of the New Warrants and the Equity Options is expected to be exempt from the registration requirements of the Securities Act because such securities will have been issued in the manner provided for in Section 1145 of the Bankruptcy Code.

Notwithstanding the foregoing, any individual or entity receiving New Common Stock, New Warrants or Equity Options who may be deemed an "underwriter" or an "affiliate" under the federal securities laws will be restricted from reselling such securities until such securities have been registered under the Securities Act or unless an exemption from registration covering such resales is available therefor.

Item 2.  Exhibits.

2.1	Fourth Amended Reorganization Plan of the Parent is incorporated herein by reference to Exhibit 2.2 of the Parent's Current Report on Form 8-K, filed on August 28, 2002, as amended on September 4, 2002 (the "Confirmation 8-K").

2.2	Disclosure Statement with Respect to Fourth Amended Reorganization Plan of the Parent, dated May 24, 2002, is incorporated herein by reference to Exhibit 2.1 of the Parent's Current Report on Form 8-K, filed on June 3, 2002.

2.3	Order of the Bankruptcy Court, dated August 21, 2002, Confirming the Parent's Fourth Amended Reorganization Plan is incorporated herein by reference to Exhibit 2.1 of the Confirmation 8-K.

3.1	Form of Amended and Restated Certificate of Incorporation of the Parent, to be adopted on the Effective Date, is incorporated herein by reference to Exhibit E of the Parent's Fourth Amended Reorganization Plan.

3.2	Form of Restated By-Laws of the Parent, to be adopted on the Effective Date, is incorporated herein by reference to Exhibit E of the Parent's Fourth Amended Reorganization Plan.

4.1	Form of Registration Rights Agreement by and among the Parent and the Holders of Registrable Securities, to be entered into on the Effective Date, is incorporated herein by reference to Exhibit K of the Parent's Fourth Amended Reorganization Plan.

4.2	Form of Warrant Agreement between the Parent and the Warrant Agent, to be entered into on the Effective Date, is incorporated herein by reference to Exhibit F of the Parent's Fourth Amended Reorganization Plan.

4.3	Description of Terms of Equity Options of the Parent is incorporated herein by reference to Exhibit O of the Parent's Fourth Amended Reorganization Plan.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

AMERICAN BANKNOTE CORPORATION By: /s/ Steven G. Singer Steven G. Singer Chief Executive Officer, Chairman and Director

Dated:  September 30, 2002